WOLLMUTH MAHER & DEUTSCH LLP
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04 JAN 12 PM 7:21

04012037

January 5, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of an announcement released to the London Stock Exchange on November 19, 2003 and a covering transmittal letter.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

By: [signature]
Mason H. Drake
Authorized Representative

Enclosure

dw 1/12

MARKS & SPENCER

Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA

17 November 2003

Dear Sirs

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

I enclose a copy of an announcement which was made to the London Stock Exchange this morning which is being supplied as a follow up for our existing exemption.

Yours faithfully

pp. PATRICIA FARRELL
Company Secretariat
+44 20 7268 3377

Issued: 19 November 2003

MAURICE HELFGOTT APPOINTED AS DIRECTOR OF FOOD FOLLOWING JUSTIN KING'S DEPARTURE

Marks and Spencer Group plc is announcing that Justin King, Executive Director of Food, has resigned from the Board with immediate effect. Maurice Helfgott, currently Director of Menswear, is appointed to the Board of Marks and Spencer Group plc with responsibility for Food, in Justin's place. This appointment is also with immediate effect.

Maurice Helfgott, 36, has spent his career with Marks & Spencer, joining in 1988. He has spent much of his time in the Clothing division, rising to the position of Director of Menswear in January 2001. He was also Managing Director of Marks & Spencer Ventures, worked in Store Operations and spent a period with Brooks Brothers in New York. Most recently, he has been responsible for launching and establishing Blue Harbour, now the UK's leading men's casualwear brand and for the launch of SP. He also holds an MBA from Harvard Business School.

Roger Holmes, Chief Executive said: "Justin has been a valued member of the team, but he had the opportunity to take a CEO role and we wish him well for the future."

"Maurice is one of Marks & Spencer's brightest stars," said Roger Holmes. "He has broad-based experience, has demonstrated his versatility and achieved great success. He has also been the driving force behind the segmentation in Menswear.

"Our Food division is well established, with a reputation based on providing excellent quality and innovative food. Maurice, supported by an experienced team, will be well-positioned to continue the success of this business."

Maurice Helfgott said: "I am delighted to be appointed to the Board of Marks & Spencer. I feel it is a privilege to be leading what I believe is the most exciting Food business in the UK, delivering special food for our customers. I look forward to working with the team in developing Food and to continuing to lay foundations for future growth, including the roll-out of the Simply Food format."

ENDS

For further information:

Analysts:

Sarah McGlyne	020 7268 1563
Nick Jones	020 7268 6594

Press:

Lisa Attenborough	020 7268 6166
Sue Sadler	020 7268 8642

MARKS &
SPENCER

Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA

17 November 2003

Dear Sirs

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

I enclose a copy of an announcement which was made to the London Stock Exchange this morning which is being supplied as a follow up for our existing exemption.

Yours faithfully

pp PATRICIA FARRELL
Company Secretariat
+44 20 7268 3377

Issued: 19 November 2003

MAURICE HELFGOTT APPOINTED AS DIRECTOR OF FOOD FOLLOWING JUSTIN KING'S DEPARTURE

Marks and Spencer Group plc is announcing that Justin King, Executive Director of Food, has resigned from the Board with immediate effect. Maurice Helfgott, currently Director of Menswear, is appointed to the Board of Marks and Spencer Group plc with responsibility for Food, in Justin's place. This appointment is also with immediate effect.

Maurice Helfgott, 36, has spent his career with Marks & Spencer, joining in 1988. He has spent much of his time in the Clothing division, rising to the position of Director of Menswear in January 2001. He was also Managing Director of Marks & Spencer Ventures, worked in Store Operations and spent a period with Brooks Brothers in New York. Most recently, he has been responsible for launching and establishing Blue Harbour, now the UK's leading men's casualwear brand and for the launch of SP. He also holds an MBA from Harvard Business School.

Roger Holmes, Chief Executive said: "Justin has been a valued member of the team, but he had the opportunity to take a CEO role and we wish him well for the future."

"Maurice is one of Marks & Spencer's brightest stars," said Roger Holmes. "He has broad-based experience, has demonstrated his versatility and achieved great success. He has also been the driving force behind the segmentation in Menswear.

"Our Food division is well established, with a reputation based on providing excellent quality and innovative food. Maurice, supported by an experienced team, will be well-positioned to continue the success of this business."

Maurice Helfgott said: "I am delighted to be appointed to the Board of Marks & Spencer. I feel it is a privilege to be leading what I believe is the most exciting Food business in the UK, delivering special food for our customers. I look forward to working with the team in developing Food and to continuing to lay foundations for future growth, including the roll-out of the Simply Food format."

ENDS

For further information:

Analysts:

Sarah McGlyne 020 7268 1563
Nick Jones 020 7268 6594

Press:

Lisa Attenborough 020 7268 6166
Sue Sadler 020 7268 8642